CM 3-17

BD 3/15

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2005
WASH. D.C.
213

SECU 05036201 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29542

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American General Securities Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2727 Allen Parkway, Suite 290
(No. and Street)

Houston, (City) Texas (State) 77019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lucille S. Martinez (713) 831-3202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1201 Louisiana St., Suite 2900 (Address) Houston (City) TX (State) 77002-5678 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14

OATH OR AFFIRMATION

I, Lucille S. Martinez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American General Securites Incorporated, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President of Operations
Title

SHERRY EGAN
MY COMMISSION EXPIRES
July 13, 2006

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

American General Securities Incorporated

Consolidated Financial Statements and Supplemental Schedules
December 31, 2004

American General Securities Incorporated
Index
December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Auditors

To the Board of Directors and Stockholder of
American General Securities Incorporated

In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of American General Securities Incorporated and subsidiaries (the "Company") at December 31, 2004, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2005

American General Securities Incorporated
Consolidated Statement of Financial Condition
December 31, 2004

Assets	
Cash and cash equivalents	$ 11,991,690
Deposits held by clearing brokers, restricted	70,000
Receivable from clearing broker	466,508
Concessions receivable from product sponsors	3,766,061
Concessions receivable from affiliates	479,334
Accounts receivable from representatives	684,797
Accounts receivable from affiliates	217,206
Fixed assets, at cost (net of accumulated depreciation and amortization of $340,749)	95,181
Prepaid expenses and other assets	297,592
Total assets	$ 18,068,369
Liabilities and Stockholder's Equity	
Liabilities	
Commissions payable	$ 5,909,616
Payable to affiliates	1,340,593
Accrued expenses and other liabilities	1,125,600
Securities sold, not yet purchased, at market value	5,493
Total liabilities	8,381,302
Stockholder's equity	
Common stock, $1 par value; 25,000 shares authorized, issued, and outstanding	25,000
Additional paid-in capital	7,100,855
Retained earnings	2,561,212
Total stockholder's equity	9,687,067
Total liabilities and stockholder's equity	$ 18,068,369

The accompanying notes are an integral part of these consolidated financial statements.

American General Securities Incorporated
Consolidated Statement of Operations
Year Ended December 31, 2004

Revenues	
Concession revenue	$ 73,932,480
Concession revenue from affiliates	18,732,991
Product sponsor revenue sharing	1,469,099
Product sponsor revenue sharing from affiliates	1,348,182
Clearing revenue	391,182
Reimbursement of expense from affiliates	317,912
Investment income	277,787
Other income	610,217
Total revenues	97,079,850
Expenses	
Commission expense	82,325,252
Employee compensation and benefits	4,720,164
Clearing expenses	181,253
Professional fees	630,716
Taxes, fees and licenses	569,744
Travel and business promotion expenses	230,357
Depreciation and amortization expense	51,710
General and administrative	6,693,631
Total expenses	95,402,827
Income before federal income taxes	1,677,023
Federal income tax expense	556,052
Net income	$ 1,120,971

The accompanying notes are an integral part of these consolidated financial statements.

American General Securities Incorporated
Consolidated Statement of Changes in Stockholder's Equity
Year Ended December 31, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balances at December 31, 2003	$ 25,000	$ 7,100,855	$ 1,480,241	$ 8,606,096
Dividend	-	-	(40,000)	(40,000)
Net income	-	-	1,120,971	1,120,971
Balances at December 31, 2004	$ 25,000	$ 7,100,855	$ 2,561,212	$ 9,687,067

The accompanying notes are an integral part of these consolidated financial statements.

American General Securities Incorporated
Consolidated Statement of Cash Flows
Year Ended December 31, 2004

Operating activities	
Net income	$ 1,120,971
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation expense	51,710
Changes in assets and liabilities	
Concessions receivable from product sponsors	(1,688,206)
Concessions receivable from affiliates	(379,883)
Receivable from clearing broker	30,766
Accounts receivable from representatives	(178,984)
Accounts receivable from affiliates	(3,164)
Prepaid expenses and other assets	(90,235)
Commissions payable	1,751,088
Payable to affiliates	(437,924)
Income taxes payable	(331,614)
Accrued expenses and other liabilities	357,565
Securities sold, not yet purchased	(79,037)
Net cash provided by operating activities	123,053
Financing activities	
Dividends paid	(40,000)
Net cash used in financing activities	(40,000)
Net increase in cash and cash equivalents	83,053
Cash and cash equivalents	
Beginning of year	11,908,637
End of year	$ 11,991,690
Supplemental disclosure of cash flow information	
Income taxes paid during the year	$ 1,044,500

The accompanying notes are an integral part of these consolidated financial statements.

1. Description of Business and Significant Accounting Policies

Nature of Business
American General Securities Incorporated ("AGSI" or the "Company") is a wholly owned subsidiary of American General Equity Services Corporation ("AGESC" or the "Parent"), an indirect wholly owned subsidiary of American International Group, Inc. ("AIG"). The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934 as a general securities dealer and is authorized to transact business in all 50 states. The Company is also licensed as a registered investment advisor. The Company has a clearing agreement with Pershing (the "Clearing Broker") who carries the account of the Company on a fully disclosed basis.

The Company does not hold customer funds or securities and, accordingly, is exempt from SEC Customer Protection Rule 15c3-3, subparagraph (k)(2)(i) as described in Supplemental Schedules II and III.

The following is a summary of significant accounting policies which have been consistently followed in the preparation of the Company's financial statements.

Consolidation Principles
The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary: American General Insurance Agency Incorporated ("AGIA"). During 2004, American General Insurance Agency of Hawaii and American General Insurance Agency of Massachusetts were dissolved and their business transferred to AGIA. All significant intercompany transactions and accounts have been eliminated.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and all highly liquid investments with maturities of 90 days or less when purchased.

Income Taxes
The Company and its subsidiaries are included in the filing of the consolidated federal income tax return with AGESC. The Company will be allowed to join in the filing of a consolidated federal income tax return with AIG and its affiliates beginning January 1, 2007. The Company's tax calculations are made as if the Company prepared a separate tax return; however, the Company may record a tax benefit for net operating losses, if such losses can be utilized in the consolidated return.

Deferred income tax assets and liabilities are computed annually for the differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change in deferred tax assets and liabilities during the period.

The effective tax rate for 2004 was 33%, which differed from the statutory federal income tax rate of 35% due to a prior year tax true-up of $30,906. The true-up was from an adjustment to the final tax return for 2003, which was filed during 2004, and represented the difference between the estimated federal income tax liability at 35% and the actual income tax liability as calculated in the final 2003 tax return.

The Company files separate state and local income tax returns.

Revenue Recognition
Concessions revenue represents revenue earned on the sale of products distributed by the Company's registered representatives. Concession revenue and the related commission expense is recorded on a trade-date basis as securities transactions occur.

Clearing revenue represents fees earned from the Company's representatives for executing trades through the Clearing Broker in excess of the fees charged to the Company by the Clearing Broker. Clearing revenue is recorded on a trade-date basis as securities transactions occur.

Product sponsor revenue sharing represents revenue earned from various product sponsors for assets under management and/or product sales volume.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Management has determined that the fair value of the Company's financial instruments is equivalent to the carrying amount of such financial instruments as presented or disclosed in the financial statements.

Fixed Assets and Depreciation
Furniture and fixtures are carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method based upon the estimated useful lives of the assets. Upon disposal of assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in earnings.

Securities
Securities sold, not yet purchased, consist of the Company's trading and investment accounts at market value.

2. Commitments and Contingencies

The Company is subject to various legal and regulatory actions in the ordinary course of its business. Pending legal and regulatory actions include proceedings relating to aspects of our business and operations that are typical of the business in which the Company operates. The outcomes of the legal and regulatory matters are subject to many uncertainties and therefore cannot be predicted. It is possible that the results of operations or the cash flow of the Company could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters. Management believes, however, that the ultimate outcome of all pending litigation and regulatory matters should not have a material adverse effect on the Company's financial position.

During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

3. Deposits Held by Clearing Broker

Under the terms of the clearing agreement between the Company and the Clearing Broker, the Company is required to maintain a certain level of cash or securities on deposit with the Clearing Broker. Should the Clearing Broker suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify the Clearing Broker. The Company has funds invested in a money market account on deposit with the Clearing Broker to meet this requirement. As of December 31, 2004, there were no amounts owed to the Clearing Broker by these customers.

4. Liabilities Subordinated to Claims of General Creditors

The Company had no subordinated liabilities during the year ended December 31, 2004. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2004.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain net capital equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness.

At December 31, 2004, the Company had net capital of $7,306,299 which was $6,747,912 in excess of the $558,387 minimum net capital established by the Company. The Company's ratio of aggregate indebtedness to net capital was 1.15 to 1 at December 31, 2004.

6. Related Party Transactions

Insurance-related business is transacted through insurance agencies, which are wholly owned subsidiaries or affiliates, that remit all revenues (net of state taxes and fees) to the Company or VALIC Financial Advisors ("VFA"). The Company is responsible for commission payment of revenues that are distributed to it and all support functions for these insurance agencies. AGSI allocates a portion of the administrative expenses of the network. During 2004, the Company received $34,632 of expense reimbursements, which have been recorded as reimbursements of expense from affiliates in the Statement of Operations.

AGSI performs administrative services for its Parent and receives reimbursement for the expenses related to these services. During 2004, the Company received $48,877 expense reimbursements, which have been recorded as reimbursements of expense from affiliates in the Statement of Operations.

AGSI performs administrative services for certain affiliated companies and receives reimbursement for the expenses related to these services. AGSI allocates a portion of its Field Education and Review Team ("FERT") expenses to its affiliates. During 2004, the Company received $234,402 of reimbursements, which have been recorded as reimbursement of expense from affiliates in the Statement of Operations.

AGSI receives services from American General Life Companies, an affiliated shared services company, that in turn allocates a portion of the applicable departmental expenses to AGSI. Departmental expenses in the amount of $2,544,194 were allocated to AGSI during 2004.

Salaries and other employee benefits for AGSI employees, certain data processing expenses, and office rent are paid by AGL and billed to AGSI. The Company recognized $4,720,164, $1,559,414 and $328,049 for salaries and employee benefits expense, data processing expenses and rent expense, respectively, during 2004.

At December 31, 2004, the Company had concessions receivable from affiliated product sponsors for the sales of proprietary products. During 2004, the Company earned concessions revenue and product sponsor revenue sharing for sale of proprietary products.

7. Fixed Assets

As of December 31, 2004, the Company's fixed assets balances were as follows:

		Estimated Useful Life
Furniture and fixtures	$ 286,203	3–10 years
Leasehold improvements	149,727	5 years
Accumulated depreciation	(340,749)	
Net fixed assets	$ 95,181	

Depreciation expense on fixed assets was $51,710 for the year ended December 31, 2004.

8. Disclosures About Guarantees

The Company clears all of its securities transactions through the Clearing Broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2004, the Company has recorded no liabilities with regard to the right. During 2004, the Company did not have any losses related to these guarantees for which payments were made.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the Clearing Broker and all counterparties with which it conducts business.

9. Off Balance Sheet Risk and Concentration of Credit Risk

Occasionally, the Company executes transactions involving the sale of securities, not yet purchased. Such transactions expose the Company to off balance sheet risk in the event the market value of securities sold short increases, subjecting the Company to trading losses. Management monitors the market value of these positions on a daily basis to control the risk associated with these sales.

The Company is responsible to its clearing broker for payment of all transactions executed both on its behalf and on behalf of its customers. Therefore, the Company is exposed to off balance sheet risk in the event a customer cannot fulfill its commitment and the clearing broker must purchase or sell a financial instrument at prevailing market prices. The Company and its clearing broker seek to control risk associated with customer transactions through daily monitoring to assure margin collateral is maintained under regulatory and internal guidelines.

American General Securities Incorporated
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2004 — Schedule I

Net capital		
Total stockholder's equity (from the consolidated statement of financial condition)	$	9,687,067
Less		
Nonallowable assets		
Deposits held by clearing broker, restricted		20,000
Concessions receivable from product sponsors		369,466
Concessions receivable from affiliates		479,334
Accounts receivable from representatives		684,797
Accounts receivable from affiliates		217,206
Fixed assets, leasehold improvements and capitalized software		95,181
Prepaid expenses and other assets		297,592
Total nonallowable assets		2,163,576
Haircut on securities positions		217,192
Net capital	$	7,306,299
Aggregate indebtedness		
Items included on statement of financial condition		
Commissions payable	$	5,909,616
Payable to affiliates		1,340,593
Accrued expenses and other liabilities		1,125,600
Total aggregate indebtedness	$	8,375,809
Computation of basic net capital requirement		
Minimum net capital required (greater of 6-2/3% of aggregated indebtedness or $250,000)	$	558,387
Excess net capital	$	6,747,912
Ratio: Aggregate indebtedness to net capital		1.15

There were no material differences between the computation of Net Capital under Rule 15c3-1 included in this report and the computations included in the Company's corresponding December 31, 2004, unaudited Form X-17A-5 Part IIA filing on January 26, 2005.

The Company is exempt from reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

The Company is exempt from the possession or control requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Supplementary Report of Independent Auditors on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors and Stockholder of
American General Securities Incorporated and Subsidiaries

In planning and performing our audit of the consolidated financial statements and supplemental schedules of American General Securities Incorporated (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

PRICEWATERHOUSECOOPERS

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2005